July 26, 2024

Shinichiro Haga
Lead Executive Officer and Senior General Manager, Corporate Strategy Asahi Kasei Corporation
1-1-2 Yurakucho, Chiyoda-ku
Tokyo, Japan 100-0006

       Re: Asahi Kasei Corporation
           Calliditas Therapeutics AB
           Schedule TO-T filed July 18, 2024 by Asahi Kasei Corporation File No. 005-91523
Dear Shinichiro Haga:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-T filed July 18, 2024
General

1.     We note your disclosure in Item 7 of the Schedule TO that    [t]he Offer
to Purchase is not
       subject to a financing condition.    In this respect, Item 7 of Schedule
TO and Item 1007(b)
       of Regulation M-A require disclosure of material conditions, if any, to any financing of consideration to be provided in an offer, as opposed to disclosure regarding conditions to the consummation of an offer. Please revise accordingly.
2.     In your response letter, describe the facts supporting Buyer   s
reliance on Rule 14d-1(d) in
       connection with the Offers, including the level of U.S. ownership in the Company and as of what date it was calculated.
3. In multiple places in the Offer to Purchase, including on pages 6, 10 and 11, you reserve the right to complete the Offers at a lower acceptance level than the current minimum of
       90%. Please indicate in your response letter whether you intend to rely on the guidance provided in Section II.C.5 of SEC Release No. 34-58597 (September 19,
2008) in order to
 July 26, 2024
Page 2

       lower the minimum acceptance condition in the Offers without extending them. If so, please confirm in your response letter and describe in the offer materials how you will comply with all of the conditions to this guidance.
Summary Term Sheet, page 1

4. On page 9 of the Offer to Purchase, you state that Buyer and its affiliates and brokers may make certain purchases of Offer Securities outside of the United States before, during or after the Offer Period to the extent permissible under Rule 14e-5 of the Exchange Act, in accordance with Rule 14e-5(b)(12). In your response letter, please outline the facts that you believe support your reliance on the exception in Rule 14e-5(b)(12).
5. See our last comment above and the reference to Rule 14e-5 on page ii of the offer materials. We further note the reference there to your plans to "consider or explore one or more corporate transactions involving the Company outside the United States." Please revise to explain, where appropriate in the offer materials, what corporate transactions you are referring to here and how they may affect the Offers and the Company.
Withdrawal Rights, page 21

6. Please disclose the date after which securityholders may withdraw securities tendered in the U.S. Offer pursuant to U.S. federal law. See Item 1004(a)(1)(vi) of Regulation M-A and Section 14(d)(5) of the Exchange Act.
7.     Refer to your disclosure on page 21 that    [a]ll questions as to the
form and validity
       (including time of receipt) of any notice of withdrawal will be determined by Buyer, in its sole discretion, whose determination will be final and binding upon the tendering party.
       Please revise to remove the implication that securityholders may not challenge such determinations in a court of competent jurisdiction.
Source and Amount of Funds, page 27

8.     We note your disclosure that Buyer may consummate the Offers and the
Compulsory
       Redemption using cash on hand and may also    draw down upon Buyer   s
existing debt
       facilities.    Specify the portion of funds that are expected to come
from such debt
       facilities. In addition, disclose the parties to the facilities, the applicable interest rates and any other material terms of the arrangements. Refer to Item 1007(d) of Regulation M-A.
Conditions to the Offers, page 33

9.     Refer to your disclosure on page 33 that    [t]he failure by Buyer at
any time to exercise
       any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted at any time and from time to
       time.    If an Offer Condition is    triggered    while the Offers are
pending, in our view,
       Buyer must promptly inform securityholders whether Buyer will assert the condition and terminate the Offers, or waive it and continue. Reserving the right to
waive a condition    at
       any time and from time to time    is inconsistent with your obligation
in this regard. Please
       revise your disclosure, consistent with the views expressed here.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 26, 2024
Page 3

       Please direct any questions to Blake Grady at 202-551-8573.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Mergers &
Acquisitions